UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 11, 2025, Oculis Holding AG (the “Registrant”) issued a press release announcing its financial results for the fiscal year ended December 31, 2024. Copies of the press release, the Registrant’s 2024 IFRS consolidated financial statements and 2024 Statutory Financial Statements are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated March 11, 2025
99.2	IFRS consolidated financial statements as of and for the year ended December 31, 2024
99.3	Statutory Financial Statements of Oculis Holding AG for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: March 11, 2025	By:	/s/ Riad Sherif
Chief Executive Officer